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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057140

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Juniper Advisory L.P.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway, Suite 1350
(No. and Street)

Houston	**Texas**	**77019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Davis CFO — **713-335-4735** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1111 Bagby Street, Suite 4500	**Houston**	**Texas**	**77002-2591**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

JUNIPER ADVISORY L.P.

AFFIRMATION

I, Richard K. Gordon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Juniper Advisory L.P. (the "Partnership") for the years ended December 31, 2008 and 2007, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard K Gordon 2/23/09
Signature Date

Managing Director
Title

Laura L. Giroir
Notary Public

LAURA L. GIROIR
Notary Public, State of Texas
My Commission Expires
February 13, 2012

2727 ALLEN PARKWAY • SUITE 1350 • HOUSTON, TEXAS 77019
(713) 335-4702 • FAX (713) 335-4747

JUNIPER ADVISORY L.P.

AFFIRMATION

I, Richard K. Gordon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Juniper Advisory L.P. (the "Partnership") for the years ended December 31, 2008 and 2007, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard K Gordon 2/23/09
Signature Date

Managing Director
Title

Laura L. Giroir
Notary Public

LAURA L. GIROIR
Notary Public, State of Texas
My Commission Expires
February 13, 2012

2727 ALLEN PARKWAY • SUITE 1350 • HOUSTON, TEXAS 77019
(713) 335-4702 • FAX (713) 335-4747

JUNIPER ADVISORY L.P.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Juniper Advisory L.P.:

We have audited the accompanying statements of financial condition of Juniper Advisory L.P. (the "Partnership") as of December 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2009

JUNIPER ADVISORY L.P.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CASH AND CASH EQUIVALENTS	$ 327,682	$ 2,489,351
RECEIVABLE FROM CUSTOMERS	58,511	146,572
PROPERTY AND EQUIPMENT — Net of accumulated depreciation of $172,537 and $117,162 in 2008 and 2007, respectively	281,947	335,078
OTHER ASSETS	28,611	34,318
TOTAL	$ 696,751	$ 3,005,319
LIABILITIES AND PARTNERS' CAPITAL		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 355,159	$ 41,557
DEFERRED REVENUE	159,212	185,278
TOTAL LIABILITIES	514,371	226,835
PARTNERS' CAPITAL:		
General Partner	185	2,782
Limited Partner	182,195	2,775,702
Total partners' capital	182,380	2,778,484
TOTAL	$ 696,751	$ 3,005,319

The accompanying notes are an integral part of the statements of financial condition.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Juniper Advisory L.P. (the "Partnership") was formed on December 9, 2002, in Houston, Texas, under the laws of the state of Delaware. The Partnership was a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority from May 2003 through December 2008. The Partnership's general partner is HSF Capital G.P. LLC, and the sole limited partner is Richard K. Gordon.

The Partnership performs financial and strategic advisory services for clients primarily in the medical and energy industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents are defined as amounts that are readily convertible into cash and highly liquid investments with an original maturity of three months or less when purchased.

Property and Equipment — Leasehold improvements and office furniture and equipment are carried at cost less accumulated depreciation. Leasehold improvements include amounts provided by the lessor for tenant improvements. Depreciation is calculated on a straight-line basis using estimated useful lives of three to 10 years.

Property and equipment is stated at cost and, as of December 31, 2008 and 2007, consist of the following:

	2008	2007
Furniture and equipment	$ 134,731	$ 132,487
Leasehold improvements	319,753	319,753
Total property and equipment	454,484	452,240
Less accumulated depreciation	(172,537)	(117,162)
Property and equipment — net	$ 281,947	$ 335,078

Lease Incentives — The Partnership received tenant improvement allowances and deferred rent incentives in 2006. The allowances are included in leasehold improvements, and the incentives are included in deferred revenue. The allowances are being depreciated ratably over the extended lease period of 10 years, and the deferred rents are amortized ratably over the initial lease period of five years, which amortization reduces rent expense. As of December 31, 2008, the balance of the tenant improvement allowances and the deferred rent incentives was $143,598 and $15,614, respectively. As of December 31, 2007, the balance of the tenant improvement allowances and the deferred rent incentives was $164,112 and $21,166, respectively.

Income Taxes — In accordance with federal and state income tax codes and regulations applicable to the registered broker-dealer, the Partnership is treated as an entity that is disregarded for federal and state income tax purposes. Accordingly, federal and state income taxes are determined at the owner level, and no provision or liability for federal or state income taxes is reflected in the accompanying financial statements.

3. PARTNERS' CAPITAL

Profits and losses of the Partnership are allocated to the partners pro rata based on Partnership capital contributions.

4. ADVISORY FEES

The Partnership earns advisory fees. Some fees are earned and receivable monthly and others are accrued and are receivable upon successful completion of client transactions.

5. EMPLOYEE BENEFIT PLANS

In December 2008, the Partnership adopted a 401(k) Profit Sharing Plan and a Pension Plan. Both plans were effective as of January 1, 2008.

Specific employees are eligible to participate in the 401(k) Profit Sharing Plan ("401(k) Plan"). For 2008 and 2009, the Partnership will contribute 3% of defined compensation. Employee contributions will not be matched by the Partnership. The Partnership will make a contribution of $5,500 in 2009 for the 401(k) Plan year 2008. The $5,500 Partnership contribution for 2008 is included in Other Current Liabilities as of December 31, 2008.

The Pension Plan is a noncontributory defined benefit plan. The Partnership, as plan administrator, determines eligibility for participation in the Pension Plan. Only Chicago Principals, at least 21 years of age with at least one year of service, are eligible to participate in the Pension Plan. The benefit obligation, plan assets, and reconciliation of funded status of the Pension Plan, along with the actuarial assumptions used to determine these amounts for the year ended December 31, 2008, are as follows:

Obligations and Funded Status:

Projected benefit obligation:	
Projected benefit obligation — beginning of year:	$ -
Service cost (6%)	309,551
Interest cost	-
Contributions	-
Distributions	-
(Gain) loss	-
Projected benefit obligation — end of year	$ 309,551
Average future service	7.00
Fair value of plan assets — end of year	-
Funded status	$ (309,551)

Amounts recognized in the Statement of Financial Position consist of:

Accounts payable and accrued liabilities	$ (309,551)

The following Actuarial Assumptions were used in determining the Net Periodic Pension Cost for the year ended December 31, 2008:

Discount rate:	6.00% fiscal year 2008 expense 6.00% disclosure at 12/31/2008
Expected return on assets	6.00%
Assumed retirement date	Age 62 plus 5 years participation
Participant exits:	
Mortality	2008 Applicable mortality table for lump sums; postretirement only
Termination	None
Disability	None
Salary increases	None
Annual increase in limitation under IRC Sec 415	0%
Preretirement death benefit	Present value of accrued benefit
Expenses	None

Investment Strategy — A contribution has not been made to the Pension Plan and an investment strategy has not been finalized.

Contributions — The Partnership plans to make a contribution in 2009 equal to the 2008 net periodic pension cost. Contributions in future periods will vary as a result of demographics of the population, investment performance, actuarial assumptions, and mix of the investments. No contributions were made in 2008.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2009	$ -
2010	-
2011	-
2012	-
2013	218,069
2014-2018	218,069

6. COMMITMENTS AND CONTINGENCIES

Rental expense totaled approximately $114,593 and $114,915 for the years ended December 31, 2008 and 2007, respectively. The named lessee on the office lease contract for the Partnership's Chicago branch office is a related party. The Partnership has assumed all financial obligations of the lease from the related party regarding the Chicago branch office.

Future minimum rental commitments as of December 31, 2008, are as follows:

2009	$ 95,802
2010	92,142
Total	$ 187,944

7. RELATED-PARTY TRANSACTIONS

Beginning January 1, 2004, an expense-sharing agreement became effective whereby all expenses related to both the Partnership and Juniper Capital L.P., an entity 50% beneficially owned by Richard K. Gordon, would be allocated to both entities, and all expenses directly attributable to the Partnership would be the responsibility of the Partnership. For the years ended December 31, 2008 and 2007, rent expense of $5,812 and $8,670, respectively, was allocated to and paid by the Partnership.

8. NET CAPITAL REQUIREMENT

The Partnership is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. The Partnership uses the Aggregate Indebtedness Method permitted by Rule 15c3-1, which requires the Partnership to maintain net capital equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness, as defined. As of December 31, 2008, the Partnership's net capital of $(192,946) is deficient of the minimum requirement of $34,291. As of December 31, 2007, the

Partnership's net capital of $2,224,262 exceeded the minimum requirement of $15,122. The Partnership's ratio of aggregate indebtedness to net capital was (2.69) to 1 and 0.1020 to 1 as of December 31, 2008 and 2007, respectively.

9. SUBSEQUENT EVENT

During 2008, the Partnership determined that it no longer performs services that would require it to be regulated by the Securities and Exchange Commission and the Financial Industry Regulatory Authority. Consequently, effective December 31, 2008, the Partnership withdrew its registration with these agencies. In January 2009, the Partnership registered as a Business Broker in the state of Illinois.

* * * * * *

SUPPLEMENTAL INFORMATION

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

February 23, 2009

To the Partners of
Juniper Advisory L.P.
Houston, Texas

In planning and performing our audit of the financial statements of Juniper Advisory L.P. (the "Partnership") as of and for the year ended December 31, 2008 (on which we issued our report dated February 23, 2009, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives, except that the Partnership was not in compliance with its periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) at December 31, 2008.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Juniper Advisory L.P.

Statements of Financial Condition as of December 31, 2008 and 2007, Independent Auditor's Report, and Supplemental Report on Internal Control

SEC ID# 8-65720

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.